BANCO ITAÚ HOLDING FINANCEIRA S.A.
A Publicly Listed Company	CNPJ. 60.872.504/0001-23

INFORMATION ON THE RESULTS FOR THE FIRST HALF OF 2006

We present below the results of Itaú for the first half of 2006. The complete financial statements and the Management’s Discussion and Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1.	Consolidated net income totaled R$ 2,958 million in the first half of 2006, with annualized return of 35.7% on average equity. Consolidated stockholders’ equity totaled R$ 17,555 million, a 12.8% increase in this half, and referential equity for operating limits calculation purposes was R$ 22,863 million. Itaú preferred and common shares for the first half rose 3.1%, while the Bovespa index rose 5.9%.

2.	Itaú employed 53,277 people at the end of the first half of 2006. Fixed compensation plus charges and benefits totaled R$ 1,756 million in this half. Welfare benefits granted to employees and their dependants totaled R$ 322 million. Additionally, Itaú invested R$ 30 million in education, training and development programs.

3.	Itaú paid or provided for its own taxes and contributions in the amount of R$ 2,984 million in the first half of 2006. Additionally, the amount of R$ 3,599 million in taxes was withheld from clients, collected and paid.

4.	Consolidated assets totaled R$ 172,413 million, an 18.0% increase as compared to June 2005. The loan portfolio, including endorsements and sureties, grew 27.5% as compared to the same period in the prior year, totaling R$ 74,783 million. Noteworthy is the 49.0% increase in the credit to individuals segment.

5.	Total own free, raised and managed funds increased 24.1% as compared to June 2005, totaling R$ 285,595 million. Time deposits grew 50.7%. The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 16,409 million, an increase of 31.2% as compared to the same period in the prior year.

6.	Itaú Holding complied with all Section 404 requirements of the Sarbanes-Oxley Act in connection with the internal controls over the reporting of the consolidated financial statements as of December 31, 2005 one year prior to the compliance deadline set by the US Authorities, being the first foreign bank listed on the New York Stock Exchange (NYSE) to attain it.

7.	Standard & Poor’s (S&P) upgraded the Banco Itaú’s credit rating in global scale of local and foreign currencies from BB to BB+. The new rating positions the bank just one degree before investment grade status.

8.	Euromoney magazine considered Itaú the Best Brazilian Bank and its Private Bank as the Best Private Bank in Brazil for Entrepreneurs and the Best Private Bank for clients with investments ranging from US$ 1 million to US$ 10 million. It was also considered the most sustainable and ethical bank of Latin America by the Latin Finance/Management & Excellence Magazine. The Bank won the Grand Prix for the Best Investor Relations Program (among large cap companies) from IR Magazine. Moreover, it was the winner of the following categories: Best Investment Community Meeting and Best IR Performance by a CEO.

9.	In May, Itaú and Bank of America Corporation entered into an agreement for the acquisition of BankBoston in Brazil and the exclusive right to acquire the BankBoston operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America. In relation to the operations in Brazil, the agreement provides for the payment through the issuance of 68.5 million preferred shares of Itaú, which value is approximately R$ 4.6 billion. The goodwill of this investment is estimated at R$ 2.4 billion, net of taxes.

10.	Banco Itaú and Banco Itaú BBA adhered to the revised version of the Equator Principles, applicable to projects worth over US$ 10 million as well as consulting and improvement projects, or expansion of existing projects that have significant social and environmental impact. Banco Itaú Holding Financeira, Banco Itaú Europa and Banco Itaú Buen Ayre had also adhered the Equator Principles. Banks are required to prepare annual reports on the implementation progress of such Principles and improve the social and environmental responsibility standards.

11.	Noteworthy in this period in Fundação Itaú Social are the third edition of the “Escrevendo o Futuro” (Writing the Future) Award, in which 15,461 schools participated and involving approximately 33,000 teachers and 1.6 million of students; the second edition of the “Jovens Urbanos” (Urban Youth) Program attending 480 youths; the implementation of the “Melhoria da Educação no Município” (Improvement of Municipal Education) Program in the State of Minas Gerais with the participation of 189 municipalities; the sixth edition of the “Escola Voluntária” (volunteerism in schools) Award; and the third Social Projects Economic Evaluation course.

12.	Itaú Cultural received in its headquarters, a cultural center in São Paulo, over 129 thousand visitors. In the first half, we highlight the beginning of the application period for the Dance and Film and Video Categories of the Rumos (Directions) Program; the “Rumos Artes Visuais 2005-2006 – Paradoxos Brasil” Exhibit (2005-2006 Directions Visual Arts – Brazil Paradoxes), which was visited by more than 64 thousand people from March to May; the attention that the Rumos program received in the “Copa da Cultura” in Berlin; and the “Crônica na Sala de Aula” (chronicle in the classroom) course, in which 4,124 educators participated.

São Paulo, July 31, 2006.

Olavo Egydio Setubal
Chairman of the Board of Directors

Alfredo Egydio Setubal
Investor Relations Officer